

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Carissa L. Rodeheaver
Chairman of the Board, President and CEO
First United Corporation
19 S Second Street
Oakland, MD 21550

> **Re:** **First United Corporation**
> **DEFA14A filed by First United Corporation**
> **Filed June 2, 2020**
> **File No. 000-14237**

Dear Ms. Rodeheaver:

　　We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

　　Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

　　After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Definitive Additional Materials filed under cover of Schedule 14A

1. Notwithstanding the fact the registrant purportedly is sending a letter advising shareholders of the change in the location and format of the annual meeting, the definitive proxy statement filed on April 17, 2020 represented a different location and format. To the extent the location and format published in the definitive proxy statement is considered a material fact, the definitive proxy statement needs to be amended in order to reflect this change and ensure compliance with Rule 14a-9. The cover page of any supplement to the definitive proxy statement should be designated as "Amendment No. 1" and the box referring to the "Definitive Proxy Statement" should be checked. In addition, the EDGAR header tag "DEFR14A" should be used. See 17 CFR §232.301 within Regulation S-T.

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We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Lawrence S. Elbaum, Esq.